UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 7, 2009**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On May 7, 2009, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months ended March 31, 2009. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report on Form 8-K, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on May 7, 2009, announcing its results of operations for the three months ended March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: May 7, 2009   By: /s/ Lester C. Johnson
                           Name: Lester C. Johnson
                           Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on May 7, 2009, announcing its results of operations for the three months ended March 31, 2009.

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR REPORTS FIRST QUARTER RESULTS

IRVING, Texas…May 7, 2009 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the first quarter and year ended March 31, 2009.

"Our first quarter results reflect extensive cost-cutting measures that were implemented to protect our operating margins in the face of continued deterioration of lodging demand. We continue to work with our operators to create the most efficient cost structure and expect this to result in continued future operational efficiencies. These measures have been extremely successful and have led to better than expected operating margins during the first quarter," said Richard A. Smith, FelCor's President and Chief Executive Officer.

Summary:

- Closed a secured loan that refinanced an existing $116 million secured loan that would have matured on April 1, 2009.

- Adjusted FFO per share was $0.22 and Adjusted EBITDA was $47.4 million for the first quarter, which was at the high end of our expectations.

- Market share increased approximately two percent for the first quarter at our 70 hotels where renovations were completed in 2007 and 2008, which is consistent with our expectations. Market share increased approximately one percent in the first quarter and approximately five percent in April for our 85 consolidated hotels.

- RevPAR decreased 19.6 percent for the first quarter at our 85 consolidated hotels.

- Hotel expenses declined 15.3 percent. Due to strict expense controls at our hotels, we were able to limit revenue reduction flow through to Hotel EBITDA to only 44 percent, compared to the prior year. Hotel EBITDA margins decreased only 395 basis points, which was better than expected.

- Net loss applicable to common stockholders for the first quarter was $30.7 million.

First Quarter Operating Results:

Revenue per available room ("RevPAR") for our 85 consolidated hotels decreased by 19.6 percent to $81.60, driven by decreases in both average daily rate ("ADR") (a 9.1 percent decrease to $130.11) and occupancy (an 11.6 percent decrease to 62.7 percent), compared to the same period in 2008.

"We continue to make progress on our initiatives: to reduce operating expenses; improve market share; develop new sources of revenues within our hotels; and ensure that we have adequate liquidity during the downturn. These initiatives produced positive results during the first quarter – portfolio market share increased approximately two percent year-to-date through April, operating margins were better than expected, and we successfully refinanced our only significant 2009 debt maturity. We are also starting to see encouraging demand trends, such as fewer group cancellations and solid leisure demand, with almost 70 percent occupancy on the weekends," continued Mr. Smith.

Adjusted Funds from Operations ("FFO") was $13.8 million, or $0.22 per share, compared to Adjusted FFO of $32.1 million, or $0.51 per share, for the same period in 2008.

Hotel EBITDA decreased to $56.7 million, compared to $82.2 million in the same period in 2008. Hotel EBITDA margin was 24.2 percent, a 395 basis point decrease compared to the same period in 2008. Hotel operating expenses decreased 15.3 percent compared to prior year. This decline reflects various factors, including: decreases in labor costs, which includes permanent reductions related to a decrease in hotel departmental employees; decreases in other room expenses, such as guest transportation and in-room amenities; decreases in incentive management fees; and greater efficiencies in the food and beverage outlets. Prior to accounting for property taxes, insurance and land leases, Hotel EBITDA margins declined only 294 basis points. Hotel EBITDA represents 100 percent of the EBITDA generated by our hotels before corporate expenses and joint venture adjustments.

Adjusted EBITDA was $47.4 million, compared to $71.2 million for the same period in 2008.

Net loss applicable to common stockholders was $30.7 million, or $0.49 per share, compared to $22.2 million, or $0.36 per share, for the same period in 2008. Net loss applicable to common stockholders in the first quarter of 2009 included impairment charges of $3.5 million ($1.4 million related to a consolidated hotel and $2.1 million related to an unconsolidated entity), and the first quarter of 2008 included a $17.1 million impairment charge.

EBITDA, Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO and Adjusted FFO are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 14 for a reconciliation of each of these measures to our net income and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Balance Sheet/Liquidity:

At March 31, 2009, we had $1.6 billion of consolidated debt outstanding with a weighted average interest rate of 5.5 percent, our cash and cash equivalents totaled $53.0 million, and we had $128 million drawn on our $250 million line of credit. We remain in compliance with the financial covenants on our line of credit.

We have agreed in principle on the material terms with the lead lender for a new $200 million term loan, which will be secured by mortgages on nine currently unencumbered hotels and, assuming all extension options are exercised, will not mature until 2013. This loan would not be subject to any corporate financial covenants. We expect to use the proceeds from this loan for general working capital purposes and to repay the outstanding balance on our line of credit (which will be cancelled upon repayment). We expect to close this new loan, subject to final documentation, due diligence and customary conditions, by the end of May.

During the first quarter, we closed a non-recourse, secured loan with Prudential Mortgage Capital Company. The new loan replaces an existing $116 million mortgage loan that would have matured April 1, 2009. The loan is secured by mortgages on seven hotels, matures in 2014 and bears annual interest of 9.02 percent. We are in preliminary discussions with potential lenders regarding our debt that matures in 2010 and 2011.

We suspended dividend payments on our Series A Cumulative Convertible Preferred Stock and our Series C Cumulative Redeemable Preferred Stock in March 2009. Our unpaid preferred dividends continue to accrue, and accrued preferred dividends must be paid in full prior to paying any common dividends. Suspending our dividend payments reflects our continued focus on preserving liquidity. By suspending preferred dividends, we will preserve approximately $10 million of liquidity per quarter. We do not anticipate that we will be required to pay any further dividends in 2009 to maintain our REIT status.

"We are taking steps to ensure adequate liquidity and extend our debt maturities. We refinanced our maturing loan with Prudential and have reached agreement on the principle terms to obtain a new secured loan with no corporate financial covenants. We are pleased that we will have eliminated our near-term maturity and are currently working on a plan to address our debt that matures in 2010 and 2011. Additionally, we have suspended dividend payments, postponed further redevelopment spending, improved our cost structure through hotel expense reductions and reduced corporate expenses, all of which we expect will result in positive cash flow during 2009 prior to debt repayments," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

Capital Expenditures and Development:

We spent $26 million on renovations and redevelopment projects at our hotels, including our pro rata share of joint venture expenditures, during first quarter 2009.

Overall, our renovated hotels continue to perform consistent with our expectations. Market share at our 70 hotels where we completed renovations during 2007 and 2008 increased by approximately two percent for the quarter, compared to the same period in the prior year. Market share increased approximately one percent in the first quarter and approximately five percent in April for our 85 consolidated hotels.

RevPAR at our San Francisco Marriott Union Square hotel decreased by 44 percent during the first quarter. On April 1, 2009, this property was reflagged as a Marriott following a comprehensive redevelopment of the hotel. We will complete the remaining portion of the public area renovation by the end of June 2009. RevPAR increased more than 40 percent in April, compared to prior year, and we expect that level of RevPAR improvement to continue.

Portfolio Recycling:

During the first quarter, we sold the Ramada Hotel in Hays, Kansas for $3.0 million. Subsequent to the end of the quarter, we sold the Holiday Inn in Salina, Kansas for $2.5 million. These hotels were part of an unconsolidated joint venture with one other hotel that is currently being marketed for sale. Combined Hotel EBITDA for the two sold hotels totaled less than $400,000 during 2008. The proceeds from the sale of the hotels were used to repay a portion of the joint venture's mortgage loan. The remaining hotels we previously identified as non-strategic are currently being marketed for sale.

Outlook:

As a result of the continued deterioration of lodging demand, we now expect RevPAR to decline more than our previous guidance. However, our FFO and EBITDA outlook remains unchanged as a result of our strict expense controls, which offset the decline in RevPAR. While we expect RevPAR to decline sharply in 2009, our portfolio will benefit from the renovations we completed in 2008 and the redevelopment of our San Francisco Marriott Union Square hotel. Therefore, we expect our portfolio to grow market share by an average of more than one percent relative to its competitive sets.

Assuming full year 2009 RevPAR for our 85 consolidated hotels decreases between 12 and 14 percent, we anticipate:

- *Adjusted EBITDA* to be between $200 million and $213 million;
- *Adjusted FFO per share* to be between $0.76 and $1.00;
- *Net Loss* to be between $62 million and $77 million; and
- *Interest expense* to be between $105 million and $107 million.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 87 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists primarily of upper-upscale hotels, which are flagged under global brands such as Embassy Suites Hotels®, Doubletree ®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our first quarter earnings Conference Call on Friday, May 8, 2009, at 11:00 a.m. (Central Time). The conference call will be Web cast simultaneously via the Internet on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call should go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News" pages. The conference call replay will be archived on the Company's Web site.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should" "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or a further economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from increased fuel prices and security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand the financial position of the Company as of and for the three months ended March 31, 2009.

TABLE OF CONTENTS

(a) Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Quarterly Report on Form 10-Q.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31,	
	2009	**2008**
Revenues:		
Hotel operating revenue:		
Room	$ 183,000	$ 230,132
Food and beverage	37,113	46,508
Other operating departments	13,889	14,907
Other revenue	286	328
Total revenues	234,288	291,875
Expenses:		
Hotel departmental expenses:		
Room	46,500	54,651
Food and beverage	28,871	35,446
Other operating departments	6,207	7,029
Other property related costs	67,307	77,125
Management and franchise fees	11,507	15,902
Taxes, insurance and lease expense	25,031	29,304
Corporate expenses	6,122	6,827
Depreciation and amortization	37,385	33,768
Impairment loss	1,368	17,131
Other expenses	696	933
Total operating expenses	230,994	278,116
Operating income	3,294	13,759
Interest expense, net	(21,292)	(26,003)
Loss before equity in loss from unconsolidated entities	(17,998)	(12,244)
Equity in loss from unconsolidated entities	(3,424)	(622)
Loss from continuing operations	(21,422)	(12,866)
Discontinued operations	-	(13)
Net loss	(21,422)	(12,879)
Net loss (income) attributable to noncontrolling interests in other partnerships	216	(71)
Net loss attributable to redeemable noncontrolling interests in FelCor LP	142	477
Net loss attributable to FelCor	(21,064)	(12,473)
Preferred dividends	(9,678)	(9,678)
Net loss applicable to FelCor common stockholders	$ (30,742)	$ (22,151)
Basic and diluted per common share data:		
Net loss from continuing operations attributable to FelCor	$ (0.49)	$ (0.36)
Net loss attributable to FelCor	$ (0.49)	$ (0.36)
Basic and diluted weighted average common shares outstanding	62,989	61,714
Cash dividends declared on common stock	$ -	$ 0.35

Consolidated Balance Sheets

(unaudited, in thousands)

	March 31, 2009	December 31, 2008
Assets		
Investment in hotels, net of accumulated depreciation of $849,380 at March 31, 2009 and $816,271 at December 31, 2008	$ 2,261,572	$ 2,279,026
Investment in unconsolidated entities	88,298	94,506
Cash and cash equivalents	52,956	50,187
Restricted cash	12,372	13,213
Accounts receivable, net of allowance for doubtful accounts of $389 at March 31, 2009 and $521 at December 31, 2008	37,749	35,240
Deferred expenses, net of accumulated amortization of $11,550 at March 31, 2009 and $13,087 at December 31, 2008	7,017	5,556
Other assets	31,192	34,541
Total assets	$ 2,491,156	$ 2,512,269
Liabilities and Equity		
Debt, net of discount of $1,409 at March 31, 2009 and $1,544 at December 31, 2008	$ 1,565,159	$ 1,551,686
Distributions payable	8,545	8,545
Accrued expenses and other liabilities	129,826	132,604
Total liabilities	1,703,530	1,692,835
Commitments and contingencies		
Redeemable noncontrolling interest in FelCor LP at redemption value, 296 units issued and outstanding at March 31, 2009 and December 31, 2008	402	545
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at March 31, 2009 and December 31, 2008	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at March 31, 2009 and December 31, 2008	169,412	169,412
Common stock, $.01 par value, 200,000 shares authorized and 69,413 shares issued and outstanding, including shares in treasury, at March 31, 2009 and December 31, 2008	694	694
Additional paid-in capital	2,035,773	2,045,482
Accumulated other comprehensive income	13,646	15,347
Accumulated deficit	(1,676,695)	(1,645,947)
Less: Common stock in treasury, at cost, of 4,648 shares at March 31, 2009 and 5,189 shares at December 31, 2008	(88,224)	(99,245)
Total FelCor stockholders' equity	763,968	795,105
Noncontrolling interests in other partnerships	23,256	23,784
Total equity	787,224	818,889
Total liabilities and equity	$ 2,491,156	$ 2,512,269

Capital Expenditures
(in thousands)

	Three Months Ended March 31,	
	2009	2008
Improvements and additions to consolidated hotels	$ 25,274	$ 42,374
Consolidated joint venture partners' prorata share of additions to hotels	(254)	(1,257)
Prorata share of unconsolidated additions to hotels	1,462	6,971
Total additions to hotels[a]	$ 26,482	$ 48,088

(a) Includes capitalized interest, property taxes, ground leases and certain employee costs.

Supplemental Financial Data
(in thousands, except per share information)

Total Enterprise Value	March 31, 2009		December 31, 2008	
Common shares outstanding		64,764		64,224
Units outstanding		296		296
Combined shares and units outstanding		65,060		64,520
Common stock price at end of period	$	1.36	$	1.84
Equity capitalization	$	88,482	$	118,717
Series A preferred stock		309,362		309,362
Series C preferred stock		169,412		169,412
Consolidated debt		1,565,159		1,551,686
Noncontrolling interests of consolidated debt		(4,051)		(4,078)
Pro rata share of unconsolidated debt		110,320		112,220
Cash and cash equivalents		(52,956)		(50,187)
Total enterprise value (TEV)	$	2,185,728	$	2,207,132

Dividends Per Share
Dividends declared:

Common stock	$	-	$	0.85
Series A preferred stock	$	-	$	1.95
Series C preferred stock (depositary shares)	$	-	$	2.00

Debt Summary

(dollars in thousands)

	Encumbered Hotels	Interest Rate at March 31, 2009	Maturity Date	Consolidated Debt
Senior term notes	none	9.00 %[a]	June 2011	$ 299,477
Senior term notes	none	L + 1.875	December 2011	215,000
Line of credit[b]	none	L + 1.00	August 2011[c]	128,000
Total line of credit and senior debt[d]		5.71		642,477
Mortgage debt	12 hotels	L + 0.93 [e]	November 2011[f]	250,000
Mortgage debt	2 hotels	L + 1.55 [g]	May 2012[h]	176,339
Mortgage debt	8 hotels	8.70	May 2010	161,206
Mortgage debt	7 hotels	9.02	April 2014	118,293
Mortgage debt	6 hotels	8.73	May 2010	115,418
Mortgage debt	5 hotels	6.66	June-August 2014	72,111
Mortgage debt	2 hotels	6.15	June 2009	14,518
Mortgage debt	1 hotel	5.81	July 2016	12,038
Other	1 hotel	various	various	2,759
Total mortgage debt[d]	44 hotels	5.27		922,682
Total		5.45 %		$ 1,565,159

(a) Our senior notes are currently rated B2 and B by Moody's Investor Service and Standard & Poor's Rating Services, respectively. As a result of rating downgrades of our senior notes, the interest rate on $300 million of our senior notes due 2011 was increased by 50 basis points to 9.0%, effective February 13, 2009. When either Moody's or Standard & Poor's increases our senior note ratings to Ba3 or BB-, respectively, the interest rate will decrease to 8.5%.
(b) We have a $250 million line of credit, of which $128 million was outstanding at March 31, 2009. The interest rate can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement.
(c) This can be extended to 2012 under certain conditions.
(d) Interest rates are calculated based on the weighted average debt outstanding at March 31, 2009.
(e) We have purchased an interest rate cap that caps LIBOR at 7.8% and expires in November 2009 for this notional amount.
(f) The maturity date assumes that we will exercise the remaining two one-year extension options that permit, at our sole discretion, the current November 2009 maturity to be extended to 2011.
(g) We have purchased interest rate caps that cap LIBOR at 6.5% and expire in May 2010 for aggregate notional amounts of $177 million.
(h) We have exercised the first of three successive one-year extension options that permit, at our sole discretion, the original May 2009 maturity to be extended to 2012.

Weighted average interest	5.45%
Fixed interest rate debt to total debt	50.8%
Mortgage debt to total assets	37.0%

Hotel Portfolio Composition

The following tables set forth, as of March 31, 2009, for 85 Consolidated Hotels distribution by brand, top markets and location type.

Brand	Hotels	Rooms	% of Total Rooms	% of 2008 Hotel EBITDA[a]
Embassy Suites Hotels	47	12,132	49	55
Holiday Inn	17	6,306	25	19
Sheraton and Westin	9	3,217	13	12
Doubletree	7	1,471	6	7
Renaissance and Marriott	3	1,321	5	5
Hilton	2	559	2	2
Top Markets				
South Florida	5	1,439	6	7
San Francisco area	6	2,138	8	6
Atlanta	5	1,462	6	6
Los Angeles area	4	899	4	6
Orlando	5	1,690	7	5
Dallas	4	1,333	5	4
Philadelphia	2	729	3	4
Northern New Jersey	3	756	3	4
Minneapolis	3	736	3	4
San Diego	1	600	2	4
Phoenix	3	798	3	3
San Antonio	3	874	4	3
Chicago	3	795	3	3
Boston	2	532	2	3
Washington, D.C.	1	443	2	2
Location				
Suburban	35	8,781	35	34
Urban	20	6,358	25	26
Airport	18	5,788	24	24
Resort	12	4,079	16	16

(a) Hotel EBITDA is more fully described on page 19.

Detailed Operating Statistics by Brand
(85 consolidated hotels)

	Occupancy (%)		
	Three Months Ended March 31,		
	2009	2008	%Variance
Embassy Suites Hotels	66.5	73.0	(8.9)
Holiday Inn	61.7	70.0	(11.8)
Sheraton and Westin	55.0	66.1	(16.8)
Doubletree	63.6	75.6	(15.9)
Renaissance and Marriott	56.3	70.7	(20.3)
Hilton	47.3	52.3	(9.6)
Total hotels	62.7	70.9	(11.6)

	ADR ($)		
	Three Months Ended March 31,		
	2009	2008	%Variance
Embassy Suites Hotels	138.64	152.21	(8.9)
Holiday Inn	105.16	117.89	(10.8)
Sheraton and Westin	118.11	130.15	(9.2)
Doubletree	139.17	153.99	(9.6)
Renaissance and Marriott	201.68	210.93	(4.4)
Hilton	97.59	106.35	(8.2)
Total hotels	130.11	143.20	(9.1)

	RevPAR ($)		
	Three Months Ended March 31,		
	2009	2008	%Variance
Embassy Suites Hotels	92.22	111.09	(17.0)
Holiday Inn	64.93	82.50	(21.3)
Sheraton and Westin	65.01	86.06	(24.5)
Doubletree	88.47	116.42	(24.0)
Renaissance and Marriott	113.55	149.06	(23.8)
Hilton	46.13	55.62	(17.1)
Total hotels	81.60	101.55	(19.6)

Detailed Operating Statistics for FelCor's Top Markets
(85 consolidated hotels)

	Occupancy (%)		
	Three Months Ended March 31,		
	2009	**2008**	**%Variance**
South Florida	79.3	87.1	(8.9)
San Francisco area	55.9	71.0	(21.2)
Atlanta	65.6	76.3	(14.0)
Los Angeles area	68.6	73.6	(6.7)
Orlando	68.2	81.9	(16.8)
Dallas	59.4	69.9	(15.0)
Philadelphia	49.4	62.5	(20.9)
Northern New Jersey	59.6	66.4	(10.2)
Minneapolis	60.9	67.0	(9.1)
San Diego	64.0	80.5	(20.5)
Phoenix	64.1	75.9	(15.5)
San Antonio	69.6	77.1	(9.8)
Chicago	52.5	65.0	(19.3)
Boston	70.6	69.0	2.3
Washington, D.C.	45.1	43.9	2.7

	ADR ($)		
	Three Months Ended March 31,		
	2009	**2008**	**%Variance**
South Florida	170.57	199.14	(14.3)
San Francisco area	120.64	136.22	(11.4)
Atlanta	111.22	127.06	(12.5)
Los Angeles area	138.48	156.95	(11.8)
Orlando	112.89	124.53	(9.3)
Dallas	126.94	130.17	(2.5)
Philadelphia	129.62	136.34	(4.9)
Northern New Jersey	151.68	161.98	(6.4)
Minneapolis	131.14	145.02	(9.6)
San Diego	132.31	152.80	(13.4)
Phoenix	157.30	186.19	(15.5)
San Antonio	105.65	113.77	(7.1)
Chicago	112.26	120.74	(7.0)
Boston	126.00	136.39	(7.6)
Washington, D.C.	154.72	162.65	(4.9)

	RevPAR ($)		
	Three Months Ended March 31,		
	2009	**2008**	**%Variance**
South Florida	135.25	173.37	(22.0)
San Francisco area	67.43	96.67	(30.2)
Atlanta	72.99	96.90	(24.7)
Los Angeles area	95.04	115.45	(17.7)
Orlando	76.97	102.05	(24.6)
Dallas	75.44	90.96	(17.1)
Philadelphia	64.05	85.16	(24.8)
Northern New Jersey	90.37	107.47	(15.9)
Minneapolis	79.80	97.14	(17.8)
San Diego	84.72	123.01	(31.1)
Phoenix	100.90	141.34	(28.6)
San Antonio	73.48	87.75	(16.3)
Chicago	58.89	78.53	(25.0)
Boston	88.95	94.10	(5.5)
Washington, D.C.	69.80	71.44	(2.3)

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss Attributable to FelCor to FFO and Adjusted FFO
(in thousands, except per share and unit data)

| | Three Months Ended March 31, | | | | | |
| | 2009 | | | 2008 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss attributable to FelCor	$ (21,064)			$ (12,473)		
Preferred dividends[a]	(9,678)			(9,678)		
Net loss applicable to FelCor common stockholders	(30,742)	62,989	$ (0.49)	(22,151)	61,714	$ (0.36)
Depreciation and amortization	37,385	-	0.59	33,768	-	0.55
Depreciation, unconsolidated entities	3,687	-	0.06	3,549	-	0.06
Noncontrolling interests in FelCor LP	(142)	296	-	(477)	1,354	(0.02)
Conversion of options and unvested stock	-	128	-	-	126	-
FFO	10,188	63,413	0.16	14,689	63,194	0.23
Impairment loss	1,368	-	0.02	17,131	-	0.27
Impairment loss, unconsolidated subsidiaries	2,068	-	0.04	-	-	-
Conversion costs[b]	38	-	-	259	-	0.01
Severance costs, net of noncontrolling interests	135	-	-	-	-	-
Adjusted FFO	$ 13,797	63,413	$ 0.22	$ 32,079	63,194	$ 0.51

(a) We suspended our preferred dividends in March 2009 and unpaid preferred dividends continue to accrue until paid.
(b) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott.

Reconciliation of Net Loss Attributable to FelCor to Adjusted EBITDA
(in thousands)

	Three Months Ended March 31,	
	2009	2008
Net loss attributable to FelCor	$ (21,064)	$ (12,473)
Depreciation and amortization	37,385	33,768
Depreciation, unconsolidated entities	3,687	3,549
Interest expense	21,469	26,549
Interest expense, unconsolidated entities	1,019	1,596
Amortization of stock compensation	1,398	1,265
Noncontrolling interests in FelCor Lodging LP	(142)	(477)
EBITDA	43,752	53,777
Impairment loss	1,368	17,131
Impairment loss, unconsolidated entities	2,068	-
Conversion costs[a]	38	259
Severance costs, net of noncontrolling interests	135	-
Adjusted EBITDA	$ 47,361	$ 71,167

(a) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott.

Reconciliation of Adjusted EBITDA to Hotel EBITDA
(in thousands)

	Three Months Ended March 31,	
	2009	2008
Adjusted EBITDA	$ 47,361	$ 71,167
Other revenue	(286)	(328)
Equity in income from unconsolidated subsidiaries (excluding interest, depreciation and impairment expense)	(3,998)	(5,022)
Noncontrolling interests in other partnerships (excluding interest, depreciation and severance expense)	443	570
Consolidated hotel lease expense	10,060	12,197
Unconsolidated taxes, insurance and lease expense	(1,934)	(2,122)
Interest income	(177)	(545)
Other expenses (excluding conversion costs and severance expense)	512	673
Corporate expenses (excluding amortization expense of stock compensation)	4,724	5,562
Adjusted EBITDA from discontinued operations	-	13
Hotel EBITDA	$ 56,705	$ 82,165

Reconciliation of Net Loss Attributable to FelCor to Hotel EBITDA
(in thousands)

	Three Months Ended March 31,	
	2009	2008
Net loss attributable to FelCor	$ (21,064)	$ (12,473)
Discontinued operations	-	13
Equity in loss from unconsolidated entities	3,424	622
Net income (loss) attributable to noncontrolling interests in other partnerships	(216)	71
Net loss attributable to redeemable noncontrolling interests in FelCor LP	(142)	(477)
Consolidated hotel lease expense	10,060	12,197
Unconsolidated taxes, insurance and lease expense	(1,934)	(2,122)
Interest expense, net	21,292	26,003
Corporate expenses	6,122	6,827
Depreciation and amortization	37,385	33,768
Impairment loss	1,368	17,131
Other expenses	696	933
Other revenue	(286)	(328)
Hotel EBITDA	$ 56,705	$ 82,165

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended March 31,	
	2009	2008
Total revenues	$ 234,288	$ 291,875
Other revenue	(286)	(328)
Hotel operating revenue	234,002	291,547
Hotel operating expenses	(177,297)	(209,382)
Hotel EBITDA	$ 56,705	$ 82,165
Hotel EBITDA margin[(a)]	24.2%	28.2%

    (a) Hotel EBITDA as a percentage of hotel operating revenue.

Reconciliation of Total Operating Expenses to Hotel Operating Expenses
(dollars in thousands)

	Three Months Ended March 31,	
	2009	2008
Total operating expenses	$ 230,994	$ 278,116
Unconsolidated taxes, insurance and lease expense	1,934	2,122
Consolidated hotel lease expense	(10,060)	(12,197)
Corporate expenses	(6,122)	(6,827)
Depreciation and amortization	(37,385)	(33,768)
Impairment loss	(1,368)	(17,131)
Other expenses	(696)	(933)
Hotel operating expenses	$ 177,297	$ 209,382

Reconciliation of Ratio of Operating Income to Total Revenues to Hotel EBITDA Margin

	Three Months Ended March 31,	
	2009	2008
Ratio of operating income to total revenues..	1.4 %	4.7 %
Other revenue	(0.1)	(0.1)
Unconsolidated taxes, insurance and lease expense..	(0.8)	(0.7)
Consolidated hotel lease expense	4.3	4.2
Other expenses	0.3	0.3
Corporate expenses	2.6	2.3
Depreciation and amortization	15.9	11.6
Impairment loss..	0.6	5.9
Hotel EBITDA margin...	24.2 %	28.2 %

Reconciliation of Forecasted Net Loss Attributable to FelCor to Forecasted FFO, Adjusted FFO, EBITDA and Adjusted EBITDA
(in millions, except per share and unit data)

	Full Year 2009 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount	Dollars	Per Share Amount
Net loss attributable to FelCor..	$ (77)		$ (62)	
Preferred dividends	(39)		(39)	
Net loss applicable to FelCor common stockholders.................	(116)	$ (1.84)	(101)	$ (1.60)
Depreciation	162		162	
Noncontrolling interests in FelCor LP	(1)		(1)	
Impairment loss..	3		3	
Adjusted FFO	$ 48	$ 0.76 [(a)]	$ 63	$ 1.00 [(a)]
Net loss attributable to FelCor..	$ (77)		$ (62)	
Depreciation	162		162	
Interest expense...	107		105	
Amortization expense...	6		6	
Noncontrolling interests in FelCor LP	(1)		(1)	
Impairment loss..	3		3	
Adjusted EBITDA	$ 200		$ 213	

(a) Weighted average shares and units are 63.6 million.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to Parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to Parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items, including but not limited to these described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we exclude gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating from continuing operations all revenues and expenses not directly associated with hotel operations including corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis.

Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as, the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Adjusted FFO per share, EBITDA or Adjusted EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share should not be used as a measure of amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on any single financial measure.

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